Exhibit 99.20

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offeror or ERA nor is it a solicitation of any vote or approval in any jurisdiction.

Caterpillar Inc.	Caterpillar (Luxembourg) Investment Co. S.A.
(A Delaware corporation)	(Incorporated in Luxembourg with limited liability)

(formerly known as “ERA Holdings Global Limited ”)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8043)

JOINT ANNOUNCEMENT

VOLUNTARY CONDITIONAL OFFER BY
CITIGROUP GLOBAL MARKETS ASIA LIMITED ON BEHALF OF
CATERPILLAR (LUXEMBOURG) INVESTMENT CO. S.A.,
AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
CATERPILLAR INC., TO ACQUIRE ALL OF THE ISSUED SHARES
IN THE SHARE CAPITAL OF ERA MINING MACHINERY LIMITED
AND
FOR THE CANCELLATION OF ALL THE OUTSTANDING
SHARE OPTIONS OF ERA MINING MACHINERY LIMITED

CLOSING OF THE OFFERS

Financial Adviser to the Offeror and Caterpillar	Joint Financial Advisers to ERA

The Offeror announces that the Offers closed for acceptance at 4:00 p.m. on 4 June 2012.

As at 4:00 p.m. on 4 June 2012, the Offeror has received valid acceptances of: (i) the Share Offer in respect of 5,625,377,772 Shares (representing approximately 98.89% of the issued share capital of ERA and the Disinterested Shares), which include acceptances in respect of Shares the subject of the Irrevocable Undertakings; and (ii) the Option Offer in respect of 293,598,719 Options to subscribe for 293,598,719 Shares (representing approximately 98.26% of all Options).

The Offeror intends to exercise the right under section 88 of the Cayman Islands Companies Law to compulsorily acquire those Shares not acquired by the Offeror under the Share Offer. On completion of the compulsory acquisition, ERA will become a wholly-owned subsidiary of the Offeror and an application will be made for the withdrawal of the listing of the Shares from GEM pursuant to Rule 9.23(i) of the Listing Rules.

1.                            INTRODUCTION

Reference is made to: (i) the composite document dated 30 April 2012 jointly issued by the Offeror, Caterpillar and ERA in relation to the Share Offer and Option Offer (the “Composite Document”); (ii) the joint announcement issued by the Offeror, Caterpillar and ERA on 21 May 2012 declaring that the Offers have become unconditional in all respects; and (iii) the joint announcement issued by the Offeror, Caterpillar and ERA on 31 May 2012 reminding the ERA Shareholders of the latest time and date for acceptance of the Offers.

Terms defined in the Composite Document have the same meanings herein unless the context requires otherwise.

2.                            CLOSE OF THE OFFERS AND LEVEL OF ACCEPTANCES AS AT THE LATEST TIME FOR ACCEPTANCE OF THE OFFERS

The Offeror announces that the Offers closed for acceptance at 4:00 p.m. on 4 June 2012.

As at 4:00 p.m. on 4 June 2012, being the latest time for acceptance of the Offers, the Offeror has received valid acceptances of: (i) the Share Offer in respect of 5,625,377,772 Shares (representing approximately 98.89% of the issued share capital of ERA and the Disinterested Shares), which include acceptances in respect of Shares the subject of the Irrevocable Undertakings; and (ii) the Option Offer in respect of 293,598,719 Options to subscribe for 293,598,719 Shares (representing approximately 98.26% of all Options).

Each Controlling Shareholder and Director Shareholder has tendered or procured the tender of the requisite number of Shares to the Share Offer pursuant to the Irrevocable Undertakings and MML has elected to receive the Loan Note Alternative in respect of a total of 1,570,504,217 Shares, representing 60% of the Shares held by it and approximately 27.61% of the Disinterested Shares.

Immediately prior to the commencement of the Offer Period on 10 November 2011, none of the Offeror nor any of its Concert Parties held, controlled or directed any Shares or any rights over Shares. Save for the acceptances of the Offers described above, which include acceptances under the Share Offer in respect of Shares the subject of the Irrevocable Undertakings, the Offeror and its Concert Parties have not acquired or agreed to acquire any Shares or rights over Shares during the Offer Period. Neither the Offeror nor any of its Concert Parties has borrowed or lent any relevant securities (as defined under Note 4 to Rule 22 of the Takeovers Code) in ERA during the Offer Period.

3.                            COMPULSORY ACQUISITION AND WITHDRAWAL OF LISTING

The Offeror intends to exercise the right under section 88 of the Cayman Islands Companies Law to compulsorily acquire those Shares not acquired by the Offeror under the Share Offer (the “Outstanding Shares”). On completion of the compulsory acquisition, ERA will become a wholly-owned subsidiary of the Offeror and an application will be made for the withdrawal of the listing of the Shares from GEM pursuant to Rule 9.23(i) of the Listing Rules.

Notices in relation to the compulsory acquisition of the Outstanding Shares (the “Compulsory Acquisition Notices”) pursuant to section 88 of the Cayman Islands Companies Law will be issued in due course to ERA Shareholders holding the Outstanding Shares. Once the Compulsory Acquisition Notices are despatched, the Offeror will be entitled and bound to acquire the Outstanding Shares on the same terms as the Share Offer on the expiration of one month from the date on which the Compulsory Acquisition Notices are given, unless the Grand Court of the Cayman Islands makes an order to the contrary upon the application of any ERA Shareholder holding Outstanding Shares. A further announcement will be made at the time of despatch of the Compulsory Acquisition Notices.

ERA Shareholders whose Outstanding Shares are to be acquired by compulsory acquisition should note that they will not receive their consideration for the Outstanding Shares until the completion of the compulsory acquisition (which is expected to be on or around 1 October 2012 assuming the Compulsory Acquisition Notices are despatched on or around 30 August 2012 and that no ERA Shareholder holding Outstanding Shares has made an application to the Grand Court of the Cayman Islands). ERA Shareholders whose Outstanding Shares are acquired by compulsory acquisition should also note that the Offeror will be required to pay the consideration for the Outstanding Shares to ERA rather than directly to the ERA Shareholders and that this may result in a further delay in settlement. The dates relating to the compulsory acquisition and the withdrawal of listing of the Shares mentioned in this section are not final.

ERA Shareholders who are in doubt as to what action to take should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser. If they are in doubt as to their rights and obligations under the provisions of the Cayman Islands Companies Law in respect of the compulsory acquisition of the Outstanding Shares, they should consult a solicitor or other professional adviser qualified to advise on matters of Cayman Islands law.

4.                            SUSPENSION OF TRADING OF SHARES

Trading in the Shares was suspended with effect from 9:00 a.m. on 22 May 2012 and will continue to be suspended until the withdrawal of the listing of the Shares.

All time references contained in this announcement are to Hong Kong time.

By Order of the Board	By Order of the Board
Caterpillar (Luxembourg) Investment Co. S.A.	ERA Mining Machinery Limited
Francois OGGIER	Emory WILLIAMS
Director	Chairman

Hong Kong, 4 June 2012

This announcement does not constitute an offer or an invitation to purchase any securities. The Share Offer and Option Offer have been made solely by means of the Composite Document and the Forms of Acceptance accompanying the Composite Document, which contain the full terms and conditions of the Share Offer and Option Offer including details of how they may be accepted.

The Loan Note Alternative is conditional on the Share Offer and Option Offer becoming or being declared unconditional in all respects and will remain open for so long as the Share Offer and Option Offer remain open for acceptance. Full details of the Loan Note Alternative are contained in the Composite Document.

The Loan Notes and the related guarantee have not been, and absent the filing of a registration statement or the availability of an applicable exemption from registration or other waiver, will not be, offered, sold or delivered, directly or indirectly into any jurisdiction where to do so would constitute a violation thereof or a violation of any other relevant laws of such jurisdiction.

Notice to US holders of Shares:

The Share Offer has been made for the securities of a Cayman company and is subject to Hong Kong disclosure requirements, which are different from those of the United States. Other than the financial information of the Caterpillar Group, which has been prepared in accordance with US GAAP, the financial information included in the Composite Document has been prepared in accordance with accounting principles of Hong Kong Financial Reporting Standards and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for US holders of Shares to enforce their rights and claims arising out of the US federal securities laws, since the Offeror and ERA are located in a country other than the United States, and some or all of their officers and directors may be residents of a country other than the United States. US holders of Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

In accordance with normal Hong Kong practice and pursuant to Rule 14e-5(b) of the US Exchange Act, the Offeror or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Shares outside of the United States, other than pursuant to the Share Offer and Option Offer, before or during the period in which the Share Offer and Option Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be reported to the SFC and will be available on the SFC website at http://www.sfc.hk/.

The Offeror Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the ERA Group and the Controlling Shareholders) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by the ERA Group and the Controlling Shareholders) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the board of directors of the Offeror is comprised of Mr. Francois OGGIER, Mr. Christopher HONDA and Mr. Michael CURRAN.

The ERA Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Offeror and its Concert Parties and Citigroup) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by the Offeror and its Concert Parties and Citigroup) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the executive directors of ERA are Mr. Emory WILLIAMS, Mr. LEE Jong-Dae, Mr. LI Rubo and Mr. WANG Fu; the non-executive directors of ERA are Dr. Phil Qiu JIN and Mr. Christopher John PARKER; and the independent non-executive directors of ERA are Mr. David Marc BOULANGER, Mr. CHAN Sze Hon and Mr. DONG Xiangge.

The Caterpillar Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the ERA Group and the Controlling Shareholders) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by the ERA Group and the Controlling Shareholders) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the board of directors of Caterpillar is comprised of Mr. David L. CALHOUN, Mr. Daniel M. DICKINSON, Mr. Eugene V. FIFE, Mr. Juan GALLARDO, Mr. David R GOODE, Mr. Jesse J. GREENE Jr., Mr. Jon M. HUNTSMAN Jr., Mr. Peter A. MAGOWAN, Mr. Dennis A. MUILENBURG, Mr. Douglas R. OBERHELMAN, Mr. William A. OSBORNE, Mr. Charles D. POWELL, Mr. Edward B. RUST Jr., Ms. Susan C. SCHWAB, Mr. Joshua I. SMITH and MR. Miles D. WHITE.